Exhibit 12

  Bank of America Corporation and Subsidiaries

  Ratio of Earnings to Fixed Charges

  Ratio of Earnings to Fixed Charges and Preferred Dividends

	Nine Months Ended	Year Ended December 31
(Dollars in millions)	September 30, 2008	2007	2006	2005	2004	2003
Excluding Interest on Deposits
Income before income taxes	$8,230	$20,924	$31,973	$24,480	$20,908	$15,781
Equity in undistributed earnings of unconsolidated subsidiaries	(256)	(95)	(315)	(151)	(135)	(125)
Fixed charges:
Interest expense	19,874	34,778	29,514	18,397	9,072	6,105
1/3 of net rent expense (1)	571	669	609	585	512	398
Total fixed charges	20,445	35,447	30,123	18,982	9,584	6,503
Preferred dividend requirements	1,205	254	33	27	23	6
Fixed charges and preferred dividends	21,650	35,701	30,156	19,009	9,607	6,509
Earnings	$28,419	$56,276	$61,781	$43,311	$30,357	$22,159
Ratio of earnings to fixed charges	1.39	1.59	2.05	2.28	3.17	3.41
Ratio of earnings to fixed charges and preferred dividends	1.31	1.58	2.05	2.28	3.16	3.40

	Nine Months Ended	Year Ended December 31
(Dollars in millions)	September 30, 2008	2007	2006	2005	2004	2003
Including Interest on Deposits
Income before income taxes	$8,230	$20,924	$31,973	$24,480	$20,908	$15,781
Equity in undistributed earnings of unconsolidated subsidiaries	(256)	(95)	(315)	(151)	(135)	(125)
Fixed charges:
Interest expense	31,828	52,871	43,994	27,889	14,993	10,667
1/3 of net rent expense (1)	571	669	609	585	512	398
Total fixed charges	32,399	53,540	44,603	28,474	15,505	11,065
Preferred dividend requirements	1,205	254	33	27	23	6
Fixed charges and preferred dividends	33,604	53,794	44,636	28,501	15,528	11,071
Earnings	$40,373	$74,369	$76,261	$52,803	$36,278	$26,721
Ratio of earnings to fixed charges	1.25	1.39	1.71	1.85	2.34	2.41
Ratio of earnings to fixed charges and preferred dividends	1.20	1.38	1.71	1.85	2.34	2.41

(1)	Represents an appropriate interest factor.